Filed pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Regulation 14A

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Energy Infrastructure Fund, Inc.

Commission File No. 811-21593

Fiduciary/Claymore Energy Infrastructure Fund

Commission File No. 811-21652

Dear Shareholder:

This document is intended to provide additional information for the Joint Proxy Statement/Prospectus, dated December 29, 2021, of Kayne Anderson Energy Infrastructure Fund, Inc. (NYSE: KYN) and Fiduciary/Claymore Energy Infrastructure Fund (NYSE: FMO) relating to the Special Meeting of Shareholders of FMO to be held on February 4, 2022 at 10:00 a.m. Central Time.

You are being asked whether you would like to approve the merger of FMO and its assets into KYN and exchange your shares of FMO for shares of KYN (the “Merger”). You would become a shareholder of KYN, which is a closed-end fund that pursues an investment objective and investment strategies comparable to FMO’s. It is important that you read the Joint Proxy Statement/Prospectus carefully and consider the characteristics and features of KYN prior to expressing your vote. You should vote on whether to approve or reject the Merger based on whether you believe that the Merger is in your best interests, and you should vote in favor of the Merger if you believe that is the case, or you should vote not to approve if you do not believe that it is the case.

The Merger would allow shareholders to continue their investment in a similar investment with better long-term historical returns than FMO’s (but that is no guarantee of future performance) and other anticipated benefits on a tax-free basis (except with respect to cash received in lieu of fractional shares). Although it is a similar fund, KYN has a fee structure that is different from that of FMO, and it has a higher contractual management fee and higher leverage costs. KYN is also a much larger Fund, which allows it to spread certain costs over a larger asset base.

The Merger would be effected by exchanging shares of KYN for shares of FMO at their respective net asset values (“NAV”) per share (without any deduction for taxes or expenses), and not at market prices, so it would give shareholders exposure to the same value of fund assets as they previously had in FMO. The shares of each fund trade at a market price that is either at a premium or discount to NAV, and it is not possible to predict what the market price of the shares of each fund will be on the day of the Merger. Currently, FMO is trading at a discount to its NAV, as is KYN. This has also been true over the past year. It is not possible, however, to predict whether the aggregate market value of the shares that you would obtain in the exchange would be higher or lower than the aggregate market value of your shares of FMO as of the same time.

FMO shareholders can sell their shares on the market at any time, and buy shares of KYN or any other investment with the proceeds at any time, but such a transaction would be a taxable event. In contrast, the Merger would be effected on a tax-free basis. The Merger thus allows each shareholder to determine the timing of when to recognize a taxable event for their investment by selecting the date upon which to sell the shares of KYN obtained in the Merger.

If the required vote for the proposal is obtained, FMO and KYN intend to consummate the Merger soon after the vote. If shareholders reject the Merger, however, other options would be considered for the future of the fund. One alternative option is the liquidation of FMO. Any liquidation proposal would be subject to a separate shareholder vote.

A liquidation would require the sale of all of the assets of FMO, the payment of its liabilities, and the payment of the resulting proceeds to shareholders. The proceeds would approximately equal the NAV of the Fund as of the date of the liquidation, less taxes and expenses. So if shares trade at a discount to the NAV as of the liquidation date, shareholders in the Fund would receive a higher amount of proceeds than what they could otherwise obtain by selling their shares on the market at that moment. Alternatively, if the Fund trades at a premium, shareholders would receive less than the market price. The Fund has traded at a discount for the past year, but that discount has varied widely. The detailed price history (NAV, market price and premium/discount levels) of FMO is available at https://www.guggenheiminvestments.com/cef/fund/fmo/prices. The NAVs shown in the price history, however, do not reflect the deduction of liquidation costs and taxes. Generally, the benefits of liquidation increase with a larger trading discount to NAV and decrease with a narrower trading discount to NAV.

A liquidation of FMO would have complex tax consequences for FMO. For example, due to the adverse impact of ordinary gain recapture on the sale of FMO’s master limited partnership (“MLP”) holdings, FMO would likely incur incremental income taxes in a liquidation. These taxes would be reflected in the Fund’s NAV when the liquidation is approved, and thus would decrease liquidation proceeds (diminishing the difference that exists between the NAV and the market price if a discount exists at that time).

It is likely that FMO would not be able to pay the entirety of the liquidation proceeds in one payment as assets may need to be preserved in the Fund to fulfill its remaining tax obligations, which could exceed one year. FMO would thus turn into a liquidating vehicle, or would form a liquidating trust, and shareholders would hold an interest in that vehicle until tax matters are finally resolved. Although the first payment of liquidation proceeds would likely constitute a large portion of the proceeds, and follow-up payments would likely be small in comparison, it is difficult to estimate their timing and exact amount.

In addition, a liquidation of FMO would also be a taxable event for FMO’s shareholders, which may or may not be something that a shareholder wants. Any difference between a shareholder’s amount realized from liquidation and such shareholder’s tax basis upon the sale or other disposition of property may result in taxable gain or loss for such shareholder. You should consider carefully your individual tax situation.

Again, you should carefully consider the information provided here and in the Joint Proxy Statement/Prospectus and vote on whether to approve or reject the Merger based on whether you believe that the Merger is in your best interests.

A copy of the proxy statement may be obtained at vote.proxyonline.com/guggenheim/docs/fmo.pdf. If you have any proxy-related questions or would like to cast your proxy vote by phone, please call 1-877-297-1738 for assistance.

p.1: Questions and Answers. Under the heading “Questions Regarding the Merger,” replace the third paragraph of the answer to “Why is the Merger being recommended by FMO’s Board of Trustees?” with the following:

“In considering the alternative of fund liquidation, the Board considered that a liquidation allows shareholders to recapture the difference between the net asset value (“NAV”) of the fund and the discount at which it trades in the market, less expenses associated with monetizing the fund’s assets and taxes. The Board, however, decided that a liquidation was not preferrable to the Merger. Among the factors considered by the Board were: (i) the Merger would allow shareholders to continue their investment in a similar investment with better historical returns; (ii) KYN’s larger size provided enhanced investment opportunities and improved liquidity; (iii) the Merger would be tax free (except with respect to cash received in lieu of fractional shares), thus allowing each shareholder to determine the timing of when to recognize a taxable event; (iv) given that the level of discount to NAV varies, it is not possible to predict what amount shareholders would be able to recapture upon liquidation; (v) the current level of FMO’s discount to NAV and the current relative discounts to NAV of FMO and KYN; (vi) the likely incremental income taxes the fund would bear in such a liquidation; (vii) the costs associated with a liquidation that would be borne by the fund, including costs associated with holding a shareholders meeting and the risk that shareholders may not approve a liquidation; (viii) the potential delay in shareholders receiving the full amount of the liquidation proceeds and the illiquidity of that investment during such period and the potential taxes to FMO shareholders.”

pp. 1, 8, and 42: Under the heading “Avoiding the adverse tax consequence of a liquidation of FMO,” replace the second paragraph with the following:

“In addition, a liquidation of FMO would be taxable to FMO’s shareholders. Any difference between a shareholder’s amount realized from liquidation and such shareholder’s basis upon the sale or other disposition of property would result in taxable gain or loss for such shareholder. FMO has made distributions that are considered as return of capital for federal income tax purposes. Such distributions, when made, reduce the tax basis of the shareholder in the FMO shares, increasing the taxable gain or reducing the taxable loss realized on subsequent sale of such shares. Shareholders of FMO who have a tax basis in their shares that is less than the net proceeds to be received for those shares would incur capital gains taxes on amounts in excess of their tax basis to the extent the shares are held in a taxable account.”

p.10: Summary. Replace entire the paragraph before the heading “KYN’s Use of Leverage” as follows:

“FMO’s shareholders should also know that on December 17, 2021, a Verified Derivative Complaint was filed in the Delaware Court of Chancery by a shareholder of FMO against FMO’s investment adviser, GFIA, FMO’s subadviser, Tortoise, and the members of the Board of Trustees of FMO (the “FMO Board”), entitled JB and Margaret Blaugrund Foundation v. Guggenheim Funds Investment Advisors, LLC, et al., No. 2021-1094-SG. The complaint subsequently was amended on January 17, 2022. The amended complaint brings both derivative claims on behalf of the fund and direct claims on behalf of the shareholder plaintiff. The derivative claims, among other things, allege that GFIA and the current and certain former members of the FMO Board breached their fiduciary duties by (i) failing to manage risks regarding the use of leverage and liquidity in late 2019 and early 2020, (ii) recognizing certain tax accruals in an untimely fashion, (iii) negotiating an unfair merger, and (iv) pursuing a merger over a liquidation of the fund in order to interrupt the fund’s prosecution (through its shareholders) of the foregoing alleged claims. The amended complaint also brings derivative claims alleging that GFIA and Tortoise breached certain contracts with FMO by performing their duties in a grossly negligent manner.

The amended complaint also brings direct claims alleging that the FMO Board and GFIA caused materially misleading and incomplete disclosures to be made in the definitive Joint Proxy Statement/Prospectus filed on December 29, 2021. Specifically, the plaintiff alleges that the Joint Proxy Statement/Prospectus failed to disclose, among other things, that: (i) the Merger ascribed no value to the claims alleged in the complaint, (ii) the Merger would interrupt the Fund’s standing to pursue such claims; (iii) the FMO Board and GFIA were conflicted in approving the Merger because they faced exposure to the claims alleged in the amended complaint that the Merger would potentially extinguish; (iv) a benefit of a liquidation of the fund would be the “recapture” of any trading discount to the fund’s NAV; (v) that GFIA had previously considered proposing liquidating the fund in October 2020; (vi) that GFIA rejected an alternative transaction that involved both a tender offer and a subsequent merger; and (vii) the FMO Board did not consider, or did not consider the correct, expenses, taxes, or “synergies” related to the Merger or alternatives. The amended complaint seeks, among other things, to enjoin the closing of the Merger and damages in an amount to be proven at trial, although plaintiff alleges them to be approximately $220 million. GFIA and the FMO Board believe that the amended complaint is without merit. The amended complaint (and original complaint) in that case is publicly available here: https://dechert.app.box.com/file/900812638927?s=7dmsiw3c4eq7zb029b5aguys8fcta33o

p. 41: Replace the second full paragraph under the heading “PROPOSAL: MERGER” with the following:

“Consideration of Strategic Alternatives By FMO, Including the Merger

Following a significant decrease in FMO’s size and the fund’s long-term underperformance, in the second quarter of 2020, the Board of Trustees requested that the fund’s adviser, GFIA, review potential strategic alternatives for the Board to consider what might better serve the interests of FMO and its shareholders. The Board’s decision to consider strategic alternatives was reported to shareholders and the market in the fund’s May 31, 2020 semi-annual report. In response to that indication of the Board’s consideration of strategic alternatives, over the summer of 2020, the fund’s adviser, GFIA, received inbound expressions of interest in acquiring the fund from three asset managers: KAFA, Adviser A, and Adviser B. KAFA proposed a merger of the fund into KYN. Adviser A proposed a merger of the fund into a fund managed by Adviser A. Adviser B proposed a merger into a fund taxed as a “regulated investment company,” which is a very different tax regime from that of FMO. Each of the proposals provided for some compensation to GFIA in connection with the Adviser assuming management of FMO.

At its August 2020 meeting, the Board received a memorandum and presentation from GFIA outlining the potential strategic alternatives it believed were reasonably available to the fund and considerations involving each. Among the strategic alternatives outlined were a strategy change that would cause the tax regime of the fund to change from a “C-corp.” to a “regulated investment company;” a change in FMO’s subadviser; a change in the portfolio management team for FMO; strategic transactions such as a reorganization into another Guggenheim closed-end fund or third-party fund; maintaining the status quo; and liquidation of FMO. After considering the multiple alternatives, and taking into consideration management’s belief that, although FMO remained viable as a standalone fund at least in the short term, it could potentially face challenges as a result of its smaller asset size, the Board concluded that the most viable alternatives were to (1) liquidate FMO by selling its assets and distributing the resulting proceeds to shareholders, or (2) effect a merger or reorganization into another investment company with a sufficiently similar investment objective, portfolio and strategy.

As of October 2020, GFIA believed that a liquidation of the fund was in the best interests of the fund’s shareholders at that time. In reaching that determination, GFIA considered the wide discount to NAV at which the fund was then trading, which was approximately 28%. At the time, the potential merger partners that had expressed interest were also trading at large discount levels and, in the case of the fund managed by Adviser B, would have required the fund to convert to a regulated investment company and would require the fund to liquidate most, if not all, of its assets in any event. The net benefit of liquidation (as of October 2, 2020) was estimated by GFIA to be approximately as large as 38% at the then-current discount to NAV. GFIA also noted that its current outlook for the asset class was not favorable. GFIA’s proposal was subject to additional due diligence and tax assessments.

Prior to the Board meeting in October 2020 at which GFIA’s liquidation recommendation was to be made, GFIA learned from its expert tax adviser that FMO needed to make an adjustment to the Fund’s estimate of ordinary income from depreciation recapture due to the Fund’s sale of certain of its MLP energy infrastructure investments in early 2020. The questions regarding the impact of this issue both to the fund’s NAV and its impact on liquidation (or any other strategic alternative) prompted GFIA to withdraw the liquidation proposal and to otherwise suspend any further significant action on strategic alternatives until the tax accrual matter was resolved.

Around January 2021, GFIA began to reinitiate active considerations of strategic alternatives for the fund. It again evaluated a possible liquidation of the fund. Between October 2020 and February 2021, however, the fund’s discount to NAV had narrowed substantially from 28%. By March 1, 2021, the fund’s discount was 11.29%. Between that date and the approval of the Merger on September 15, 2021, the fund’s discount fluctuated between 13.65% (as of March 11) and 0.78% (as of June 16). The reduced discount to NAV substantially reduced the expected net benefit of a liquidation compared with the net benefit that had been considered in October 2020. The discount to NAV on the date the FMO Board approved the Merger (September 15, 2021) was 10.55%.

In March 2021, GFIA again received inbound expressions of interest in FMO from Adviser A and KAFA. On or about March 2021, at GFIA’s request, Adviser A sent a proposed transaction presentation to GFIA. Adviser A proposed a two-stage transaction in which the fund would make a tender offer for shares and then either liquidate (if more than 50% of the fund’s shares were tendered) or merge into the fund managed by Adviser A (if less than 50% of the fund’s shares were tendered).

During the same period, at GFIA’s request, KAFA also submitted a written indication of interest in a merger involving FMO. That proposal again provided for a NAV-for-NAV exchange, noting that the NAV discounts for both the fund and the proposed acquiring fund (KYN) were roughly equal and had been trading at a NAV discount in the low teens for the past two months. Shortly thereafter, in response to questions from GFIA, KAFA provided additional information, including its total expense ratios, its willingness to take responsibility for the costs of preparing the N-14/proxy and associated proxy solicitation, and confirmation that it was not proposing to provide any compensation to GFIA. GFIA determined that the proposed transaction with KYN was superior to the proposal from Adviser A because, among other reasons, the transaction involving Adviser A was more complex, was likely taxable at both a fund and shareholder level, would result in additional tax due to the necessary sale of portfolio securities to fund a tender offer, and involved a fund that both traded at a far greater discount to NAV than either the fund or KYN, and had substantially worse performance than KYN. As a result, GFIA continued discussions with KYN through April and May 2021. GFIA also considered the timing and logistics of a potential liquidation of FMO and came to the conclusion that a liquidation may have required at least two payments of liquidation proceeds to shareholders over a period of time that was difficult to estimate, but which could be in excess of a year. In addition, during the period of time the fund was going through this liquidation process, shareholders would have held illiquid interests in a liquidating vehicle. Those considerations were also taken into account in GFIA’s decision to recommend a merger.

On or about May 17, 2021, GFIA submitted a memorandum to the FMO Board proposing a merger with KYN. The memorandum outlined GFIA’s view that such a transaction was in the best interests of the fund’s shareholders because, among other reasons, KYN had better performance, its larger size provided enhanced investment opportunities and improved liquidity, shareholder value would be better preserved, and the transaction would be tax-free, noting in particular the deferral of tax liabilities from the tax recapture issue that had arisen in October 2020. The proposal was discussed at the Board’s May 26, 2021 meeting, as was the decision not to pursue a transaction with Adviser A. Also, for the reasons described above, GFIA expressed its view that liquidation was no longer the preferred option.

On or about July 1, 2021, KAFA submitted a non-binding term sheet to the fund. GFIA and KAFA continued to negotiate terms and perform due diligence on each other. Between July and August 2021, members of the FMO Board interviewed members of the KYN Board. KYN also responded to numerous diligence questions posed by the FMO Board and GFIA.

Prior to the FMO Board’s meeting on August 25-26, 2021, GFIA submitted a further memorandum to the FMO Board recommending the Merger. At the FMO Board’s August 2021 meeting, GFIA again presented the details of the proposed transactions and its anticipated benefits, including, among other things, the potential for better performance and risk/return profile, enhanced investment opportunities, potential for reduced operating expenses over time, improved liquidity, shareholder value preservation, and tax efficiencies. GFIA also reviewed other options that had been considered by management and rejected, including that the proposal from Adviser A had been rejected because of its relative complexity and comparative performance track record compared to KYN, among other reasons. GFIA explained that it would receive no compensation in the Merger. GFIA also noted that it continued to evaluate a potential liquidation of the fund as an alternative to the transaction with KYN.

On or about September 3, 2021, GFIA sent another memorandum to the FMO Board recommending that it approve the Merger with KYN. GFIA again presented the details of the proposed transactions and its anticipated benefits, including, among other things, the potential for better performance and risk/return profile, enhanced investment opportunities, potential for reduced operating expenses over time, improved liquidity, shareholder value preservation, and tax efficiencies. The fund’s counsel also provided the FMO Board with a memorandum that outlined, among other things, the possible factors it should consider in determining whether to approve the proposed Merger. On or about September 8, 2021, counsel for the independent trustees of the FMO Board sent supplemental requests for information to KAFA and GFIA. As to KAFA, the independent trustees sought additional information on, among other things, KAFA’s profitability, how it defines “fall-out benefits,” changes to the membership of KYN’s board, KYN’s approach to leverage, KAFA’s confirmation it would bear the costs and expenses of the Merger, and confirmation that the independent trustees of FMO’s Board would have the opportunity to review and comment on the N-14. As to GFIA, the independent trustees sought additional information, among other things, as to why GFIA chose not to pursue a potential transaction with Adviser A, FMO’s future prospects if the Merger was not effected, FMO’s and KYN’s current and recent trading history (including comparable discount and premium information), and confirmation GFIA would absorb any costs related to the Merger that were not borne by KAFA. Both KAFA and GFIA provided responses to those requests approximately one week later.

On September 15, 2021, a special meeting of FMO’s Board was held to consider approval of the Merger. The FMO Board reviewed and discussed the materials and prior discussions concerning the proposed Merger. Management for GFIA provided a presentation of its reasons for proposing the Merger and answered questions. James Baker, the Chairman, President, and Chief Executive Officer of KYN and Co-Managing Partner of KAFA, also gave a presentation and answered questions. The FMO Board then met in executive session. After deliberations and evaluation of the totality of the information that was a part of its considerations, the FMO Board unanimously voted to approve the Merger for the reasons discussed herein.”

p. 42: Under “Avoiding the adverse tax consequences of a liquidation of FMO” at end of first paragraph shall be added:

“In considering the Merger, the FMO Board did not know – and could not know – the precise amount of federal and state corporate income taxes that would be due upon a hypothetical liquidation of the fund. In assessing the impact of these liabilities, the FMO Board relied upon estimates from management (described above), about which it received periodic reporting, as well as its own understanding of potential recapture accrual liabilities to the fund in a liquidation. As a result of that knowledge, the FMO Board understood the directional impact of these liabilities upon a full liquidation of the fund.”

p. 43: Under “The potential benefits of the Merger outweigh the expected higher fees and expenses that will be borne by FMO shareholders as a result of the Merger,” in the third paragraph, the following penultimate sentence will be added:

“In considering the Merger, the FMO Board assumed, based on then-current estimates from management, that synergies from the Merger would be approximately $0.6 million annually. However, the amounts of projected pro forma expenses for KYN that were considered by the FMO Board of Trustees in approving the Merger were lower than those reflected herein. Those expense projections have since been refined and are larger than initially projected. These refined projections that are included herein did not alter the Board’s recommendation for the Merger.”

p.45: Add a new section entitled “Additional considerations for shareholders”:

“In considering the Merger and approving it in September 2021, neither GFIA nor the FMO Board ascribed any value to the claims asserted in the verified derivative complaint filed in JB and Margaret Blaugrund Foundation v. Guggenheim Funds Investment Advisors, LLC, et al., No. 2021-1094-SG (Del. Ch. Ct.) on December 17, 2021, as amended on January 17, 2022 (both available here https://dechert.app.box.com/file/900812638927?s=7dmsiw3c4eq7zb029b5aguys8fcta33o). Plaintiff alleges that, if successful, the claims asserted could recover approximately $220 million for the fund and its shareholders. The amended complaint brings both derivative and direct claims. The derivative claims, among other things, allege that GFIA and the current and certain former members of the FMO Board breached their fiduciary duties by (i) failing to manage risks regarding the use of leverage and liquidity in late 2019 and early 2020, (ii) recognizing certain tax accruals in an untimely fashion, (iii) negotiating an unfair merger, and (iv) pursuing a merger over a liquidation of the fund in order to interrupt the Fund’s prosecution (through its shareholders) of the foregoing claims. The amended complaint also brings derivative claims alleging that GFIA and Tortoise breached certain contracts with FMO by performing their duties in a grossly negligent manner.

The amended complaint also brings direct claims alleging that the FMO Board and GFIA caused materially misleading and incomplete disclosures to be made in the definitive Joint Proxy Statement/Prospectus filed on December 29, 2021. Specifically, the plaintiff alleges that the Joint Proxy Statement/Prospectus failed to disclose, among other things, that: (i) the Merger ascribed no value to the claims alleged in the complaint, (ii) the Merger would interrupt the fund’s standing to pursue such claims; (iii) the FMO Board and GFIA were conflicted in approving the Merger because they faced exposure to the claims alleged in the amended complaint that the Merger would potentially extinguish; (iv) a benefit of a liquidation of the fund would be the “recapture” of any discount to the fund’s NAV; (v) GFIA had previously considered proposing liquidating the fund in October 2020; (vi) GFIA rejected an alternative transaction that involved both a tender offer and a subsequent merger; and (vii) the FMO Board did not consider, or did not consider the correct, expenses, taxes, or “synergies” related to the Merger or alternatives.

Plaintiff’s derivative claims belong to, and are purportedly brought on behalf of, the fund. In the event the Merger is approved by shareholders and is closed, the fund (and its shareholders, including Plaintiff) would lose their standing to assert those claims. As a result, the Merger may interrupt the fund’s prosecution of the claims described herein and the fund may obtain no recovery in connection with those claims.

Plaintiff also asserts that a liquidation or tender offer would be superior transactions to the Merger. A benefit of either a liquidation or tender offer is that it would provide fund shareholders with the opportunity to obtain the value of the fund’s NAV (less taxes and expenses) without the discount applied to the market price of the fund’s shares then existing at that time, whereas the Merger would not. GFIA and the FMO Board believe that this benefit is outweighed by the benefits of the Merger as discussed herein.”

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